



LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


SEC MAIL PROCESSING
RECEIVED
APR 04 2006
WASH. D.C. 192 SECTION

SUPPL

April 3, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Material Change Report of Lindsey Morden Group Inc. dated March 31, 2006 filed with Canadian securities' authorities.

Also enclosed are the following documents filed by Lindsey Morden Group Inc. with Canadian securities authorities:

- Fairfax letter of support dated March 27, 2006; and
- Amending Agreement dated March 31, 2006.

Please call me at (416) 596-8020 with any questions.

Yours truly,
Lindsey Morden Group Inc.

By: ______________________
Peter Fritze
Corporate Secretary

Enc.
PF/eh

4/5

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lindsey Morden Group Inc.

70 University Avenue, Suite 1200, Toronto, ON M5J 2M4

Item 2 Date of Material Change

March 31, 2006


SEC MAIL
RECEIVED
PROCESSING
APR 04 2006
WASH. D.C.
192
SECTION

Item 3 News Release

A news release was issued through CCNMatthews on March 31, 2006.

Item 4 Summary of Material Change

The Company's wholly-owned subsidiary, Cunningham Lindsey Canada Limited, has renewed its $72.8 million unsecured non-revolving term facility with Brookfield Bridge Lending Fund Inc. until March 31, 2007, with an option to extend the facility for a further one-year term. In connection with the facility renewal, Fairfax Financial Holdings Limited has agreed to provide the Company with financing as necessary in order to allow it to meet its liabilities and obligations as and when they fall due under the renewed facility (including the one-year extension), but only to the extent that money is not otherwise readily available to meet such liabilities and obligations.

Item 5 Full Description of Material Change

See copy of Press Release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact Peter Fritze, Senior Vice-President and Corporate Secretary, at (416) 596-8020 x417.

Item 9 Date of Report

April 3, 2006

SCHEDULE "A"

For immediate release

TORONTO, Canada

March 31, 2006

LINDSEY MORDEN GROUP ANNOUNCES TERM FACILITY RENEWAL

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Lindsey Morden Group Inc. (TSX:LM.SV) today announced that its wholly-owned subsidiary, Cunningham Lindsey Canada Limited, has renewed its unsecured non-revolving term facility with Brookfield Bridge Lending Fund Inc. (formerly Brascan Bridge Lending Fund Inc.) until March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72,755,000 which bears interest at a per annum rate equal to the Canadian prime rate in effect from time to time plus 3% for the renewal term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance, being $727,550, which has been paid, and 1.5% of the balance outstanding at the time of the further extension, if any. Financial covenants have been amended in certain respects to provide Lindsey Morden with additional flexibility and to reflect the capital raised by the 2005 rights offering. The facility has otherwise generally been renewed on the same terms as the maturing facility. The facility may be repaid at any time, but is permanently reduced by the amount of the repayment. It is unsecured and Lindsey Morden, its main operating companies and their respective holding companies, have guaranteed Cunningham Lindsey Canada's obligations under the facility on an unsecured basis.

In connection with the facility renewal, Fairfax Financial Holdings Limited has agreed to provide Lindsey Morden with financing as necessary in order to allow it to meet its liabilities and obligations as and when they fall due under the renewed facility (including the one-year extension), but only to the extent that money is not otherwise readily available to meet such liabilities and obligations.

Lindsey Morden Group Inc. is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

- 30 –

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext.3333. Website: www.lindseymordengroupinc.com

FAIRFAX
FINANCIAL HOLDINGS LIMITED

March 27, 2006

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario M5J 2M4

Dear Sirs/Madam:

We confirm that for good and valuable consideration Fairfax Financial Holdings Limited will provide financing as necessary to, and as requested in advance by, Lindsey Morden Group Inc. in order to allow you to meet your liabilities and obligations as and when they fall due under your guarantee dated July 8, 2004 in favour of Trilon Bancorp Inc. and under the Loan Agreement dated July 8, 2004 between Trilon Bancorp Inc., Cunningham Lindsey Canada Limited, you and other companies in the Lindsey Morden group (the "Loan Agreement"), and any document required to complete the two year extension of that loan agreement as contemplated in the attached letter from Brookfield Bridge Lending Fund Inc. (the "Extension") but only to the extent that money is not otherwise readily available to you to meet such liabilities and obligations.

We confirm that this is our binding commitment to provide the financial support outlined above for so long as any Obligations (as defined under the Loan Agreement) remain outstanding under the Loan Agreement, as same may be extended pursuant to the Extension.

We will promptly do and execute and deliver or cause to be done and executed and delivered all such further acts, documents and things as you may reasonably require for the purpose of giving effect to this letter of support.

This letter of support supersedes the letter of support dated February 9, 2006 and shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Yours truly,

Executed and delivered by
Fairfax Financial Holdings Limited
as a document under seal



V. Prem Watsa



Greg Taylor

cc: PricewaterhouseCoopers

THIS AMENDING AGREEMENT is dated as of the 31st day of March, 2006 between **BROOKFIELD BRIDGE LENDING FUND INC., TRILON BANCORP INC., CUNNINGHAM LINDSEY CANADA LIMITED, LINDSEY MORDEN GROUP INC., CUNNINGHAM LINDSEY U.S. INC., CLAIMS INTERNATIONAL (HOLDINGS) LIMITED, LINDSEY MORDEN ACQUISITIONS, CUNNINGHAM LINDSEY EUROPE B.V., CUNNINGHAM I.A.P. LIMITED, E&B HOLDINGS LIMITED, CUNNINGHAM LINDSEY UNITED KINGDOM, CUNNINGHAM GROUP OVERSEAS LIMITED, CUNNINGHAM LINDSEY INTERNATIONAL LIMITED, VALE NATIONAL TRAINING CENTER, INC. and LINDSEY MORDEN**

WHEREAS Trilon Bancorp Inc. ("**Trilon**") agreed by agreement dated as of July 8, 2004 (as amended by an amending agreement dated September 24, 2004, an amending agreement dated October 25, 2004 and an amending agreement dated February 28, 2005 (collectively, the "**Prior Amendments**")) (collectively, the "**Loan Agreement**") to extend to Cunningham Lindsey Canada Limited a credit facility in the principal amount of up to One Hundred and Five Million Dollars ($105,000,000), which has since been partially repaid.

AND WHEREAS Trilon has assigned and wishes to confirm the assignment of its rights and obligations under the Loan Agreement to Brookfield Bridge Lending Fund Inc. ("**Brookfield**").

AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Loan Agreement and to confirm that such amendments shall supersede the amendments contained in the Prior Amendments.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of $10.00 and the covenants and agreements herein contained, the parties hereto agree as follows:

Amending Agreement to Supersede Prior Amendments

1. This Amending Agreement amends the Loan Agreement as of and from the date hereof. As of the date hereof, the amendments to the Loan Agreement contained in this Amending Agreement shall supersede any and all amendments contained in the Prior Amendments.

Assignment and Assumption

2. Trilon hereby confirms its assignment of all of its rights and obligations under the Loan Agreement and the Loan Documents to Brookfield in accordance with Section 10.2 of the Loan Agreement.

3. Brookfield hereby agrees in favour of the Obligors to be bound by the Loan Agreement and the Loan Documents in the place and stead of Trilon to the extent of the rights and obligations of Trilon.

Fairfax Financial Holdings Limited

4. The Borrower confirms to Brookfield that the letter agreement mentioned in Section 4.1(d) of the Loan Agreement (now being a letter dated March 27, 2006 of Fairfax Financial Holdings Limited to Lindsey Morden Group Inc.) (the "**Support Letter**") continues in effect, unamended. All references to the letter agreement mentioned in Section 4.1(d) of the Loan Agreement shall hereafter refer to the Support Letter.

Current Amount of Credit Facility

5. The Borrower, Brookfield and Trilon acknowledge and agree that the current outstanding principal amount owing under the Credit Facility is Seventy Two Million Seven Hundred and Fifty Five Thousand Dollars ($72,755,000).

No Event of Default

6. The Borrower hereby represents and warrants in favour of Brookfield that no Event of Default is subsisting as of the date hereof.

Amendments

7. **Extension of Maturity Date** - The Maturity Date is hereby extended to March 31, 2007.

8. **Further Extension of the Maturity Date** -

   (a) Upon written request by the Borrower given to Brookfield at least sixty (60) days before the Maturity Date, accompanied by payment of the fee hereinafter mentioned and a confirmation by the Borrower that the Support Letter continues in effect, unamended, and provided no Event of Default is subsisting on the date of such request or on the Maturity Date, the Maturity Date of the Indebtedness in respect of the Credit Facility (or such lesser amount specified by the Borrower in the request) shall be extended for one (1) year (the "**Extension of Maturity Date**"), the period between the original Maturity Date and the Extension of Maturity Date being sometimes referred to herein as the "**Extension Period**".

   (b) The fee for the further extension under subsection (a) above shall be 1.50% of the amount of the Indebtedness specified by the Borrower in the request. Such request shall become irrevocable as of the date that is twenty (20) days prior to the Maturity Date.

9. **Commitment Fee** - The Borrower shall pay to Brookfield a commitment fee in respect of the extension of the Maturity Date referred to in paragraph 7 above in the amount equal to one percent (1%) of the maximum principal amount of the Loan pursuant to the Loan Agreement as amended hereby, being $727,550, such

commitment fee having been earned and payable upon the execution of this Amending Agreement.

10. **Interest Rates** - Subject to Section 2.8(d) of the Loan Agreement but notwithstanding Section 2.8(a) of the Loan Agreement, the principal amount of the Loan shall bear interest at the rate per annum, as follows:

Period	Rate/Basis Points
April 1, 2006 to the Maturity Date	Prime Rate in effect from time to time plus 300 Basis Points
The Extension Period	Prime Rate in effect from time to time plus 350 Basis Points

Consent of Guarantors

13. Each of the Guarantors hereby consent to the amendments to the Loan Agreement contained herein.

14. All capitalized terms used but not defined herein have the respective meanings given to them by the Loan Agreement.

15. All other terms of the Loan Agreement remain in full force and effect, unamended hereby.

IN WITNESS WHEREOF this Amending Agreement has been executed by the parties hereto as of the date first written above.

BROOKFIELD BRIDGE LENDING FUND INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

TRILON BANCORP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY CANADA LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY U.S. INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

IN WITNESS WHEREOF this Amending Agreement has been executed by the parties hereto as of the date first written above.

BROOKFIELD BRIDGE LENDING FUND INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

TRILON BANCORP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: [signature]
Name: JAN CHRISTIANSON
Title: PRESIDENT

Per: [signature]
Name: PETER FRITZE
Title: CORPORATE SECRETARY

CUNNINGHAM LINDSEY CANADA LIMITED

Per: [signature]
Name: JAN CHRISTIANSEN
Title: DIRECTOR

Per: [signature]
Name: ROBERT SPAR
Title: PRESIDENT

LINDSEY MORDEN

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY U.S. INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

IN WITNESS WHEREOF this Amending Agreement has been executed by the parties hereto as of the date first written above.

BROOKFIELD BRIDGE LENDING FUND INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

TRILON BANCORP INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM LINDSEY CANADA LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

LINDSEY MORDEN

Per: [signature]
Name: P. H. [illegible]
Title: DIRECTOR

Per: [signature]
Name: [illegible]
Title: Corporate Secretary/ [illegible]

CUNNINGHAM LINDSEY U.S. INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF this Amending Agreement has been executed by the parties hereto as of the date first written above.

BROOKFIELD BRIDGE LENDING FUND INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

TRILON BANCORP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY CANADA LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY U.S. INC.

Per: 
Name: David J. Repinski
Title: President & CEO

Per: 
Name: Daniel S. Schulz
Title: V.P. & Secretary

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: 
Name: LINDA NORMAN
Title: DIRECTOR

Per: 
Name: PATRICK RUTHERFORD
Title: DIRECTOR

LINDSEY MORDEN ACQUISITIONS

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM I.A.P. LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

E&B HOLDINGS LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY UNITED KINGDOM

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN ACQUISITIONS

Per: ____________________
Name: John Jessop
Title: Director & Secretary

Per: ____________________
Name: Esther Bryant
Title: Director

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: ____________________
Name: P.H. Peak
Title: Director

Per: ____________________
Name:
Title:

CUNNINGHAM L.A.P. LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

E&B HOLDINGS LIMITED

Per: ____________________
Name: Geoff Loughrey
Title: Director

Per: ____________________
Name: John Jessop
Title: Director & Secretary

CUNNINGHAM LINDSEY UNITED KINGDOM

Per: ____________________
Name: Geoff Loughrey
Title: Chairman

Per: ____________________
Name: David Bruce
Title: Finance Director

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

LINDSEY MORDEN ACQUISITIONS

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: [signature]
Name: G.F. BÖTTCHER
Title: Managing Director

Per: [signature]
Name: P.H. POLAK SCHOUTE
Title: Managing Director

CUNNINGHAM I.A.P. LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

E&B HOLDINGS LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM LINDSEY UNITED KINGDOM

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LINDSEY MORDEN ACQUISITIONS

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM I.A.P. LIMITED

Per: ____________________
Name: A J GRANT
Title: CEO

Per: ____________________
Name: S JARGOOD
Title: FINANCE DIRECTOR

E&B HOLDINGS LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY UNITED KINGDOM

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM GROUP OVERSEAS LIMITED

Per: ______________________
Name: P. H. Pol[illegible]
Title: Director

Per: ______________________
Name: [illegible]
Title: Director & Secretary

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

VALE NATIONAL TRAINING CENTER, INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM GROUP OVERSEAS LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

VALE NATIONAL TRAINING CENTER, INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED

Per: ____________________
Name: A J GRANT
Title: CEO

Per: ____________________
Name: S TREDGOLD
Title: FINANCE DIRECTOR

CUNNINGHAM GROUP OVERSEAS LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

VALE NATIONAL TRAINING CENTER, INC.

Per: [signature]
Name: Stephen LeClaire
Title: President

Per: [signature]
Name: Daniel S. Schulz
Title: V.P. & Secretary